[LETTERHEAD OF CITIGROUP ALTERNATIVE INVESTMENTS]


June 30, 2006

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Ms. Kimberly Browning

       Application for Withdrawal of Registration Statement:
       Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (File Nos. 333-133503 and 811-21190)

Ladies and Gentlemen:

     On behalf of Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "Registrant"), we request that the U.S. Securities and Exchange Commission consent to the withdrawal of the Registrant's registration statement, filed with the Commission on June 19, 2006 on Form N-14 under the Securities Act of 1933 and Investment Company Act of 1940. The Registrant is withdrawing its registration statement because it was filed inadvertently under an incorrect filing number.

     If you have any questions concerning the foregoing, please contact Nathan
J. Greene or Isabelle Sajous of Shearman & Sterling LLP, counsel to the Registrant, at (212) 848-4668 or (212) 848-7922.

                                   Very truly yours,

                                   Citigroup Alternative Investments
                                   Multi-Adviser Hedge Fund Portfolios LLC


                                   /s/ Christopher Hutt
                                   --------------------------------------
                                   Name:  Christopher Hutt
                                   Title: Assistant Secretary, Citigroup
                                          Alternative Investments Multi-Adviser
                                          Hedge Fund Portfolios LLC